                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                       FORM 10

                     GENERAL FORM FOR REGISTRATION OF SECURITIES
       PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                                     AGSCO, INC.
                         ------------------------------------
                (Exact name of registrant as specified in its charter)


              North Dakota                       45-0222432
              ------------                       ----------
    (State or other jurisdiction of              (I.R.S. Employer
    incorporation or organization)               Identification No.)

    Route 1, Box 151A
    P.O. Box 13458
    Grand Forks, North Dakota                     58208-3458
    -------------------------------------        ------------
    (Address of principal executive offices)     Zip Code

    Registrant's telephone number, including area code:  (701) 775-5325
                                                          --------------

       Securities to be registered pursuant to Section 12(b) of the Act:  None
                                                                          ----

          Securities to be registered pursuant to Section 12(g) of the Act:

                        Common Stock, $.10 par value per share
                        --------------------------------------
                                   (Title of class)

                                  TABLE OF CONTENTS


Item 1.  Business . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  4

Item 2.  Selected Historical Financial and Other Data . . . . . . . . . . . 10

Item 3.  Properties . . . . . . . . . . . . . . . . . . . . . . . . . . . . 16

Item 4.  Security Ownership of Certain Beneficial Owners and Management . . 18

Item 5.  Directors and Executive Officers . . . . . . . . . . . . . . . . . 19

Item 6.  Executive Compensation . . . . . . . . . . . . . . . . . . . . . . 22

Item 7.  Certain Relationships and Related Transactions . . . . . . . . . . 23

Item 8.  Legal Proceedings. . . . . . . . . . . . . . . . . . . . . . . . . 24

Item 9.  Market Price of and Dividends on the Company's Common Equity and
         Related Stockholder Matters. . . . . . . . . . . . . . . . . . . . 24

Item 10. Recent Sales of Unregistered Securities. . . . . . . . . . . . . . 24

Item 11. Description of Company's Securities to Be Registered . . . . . . . 25

Item 12. Indemnification of Officers and Directors. . . . . . . . . . . . . 25

Item 13. Financial Statements and Supplementary Data. . . . . . . . . . . . 26

Item 14. Changes in and Disagreements with Accountants on Accounting and
         Financial Disclosure . . . . . . . . . . . . . . . . . . . . . . . 26

Item 15. Financial Statements and Exhibits. . . . . . . . . . . . . . . . . 26

ITEM 1.  BUSINESS

GENERAL

    AGSCO, Inc. ("AGSCO" or the "Company") formulates and distributes agricultural chemicals and selected varieties of seeds, and manufactures assemblies for the handling of liquid chemicals and other liquids in closed systems. AGSCO serves approximately 4,000 customers in the states of North Dakota, Montana, Minnesota, South Dakota and Kansas as well as in the Canadian provinces of Manitoba, Saskatchewan and Alberta. The Company distributes its products directly to farmers, dealers and other distributors and manufacturers. The Company operates through a number of divisions, including AGSCO Precision Farming Services, EN-DYN and AGSCO Capital Resources. The Company's objective is to be a leader in supplying innovative, quality products and professional services while promoting environmental awareness and a more profitable agriculture. The Company fosters a positive work environment and continued community involvement.

    The Company's goal is to increase the territories into which it sells as well as improve its market share in its current sales territories. The Company believes that a strong focus on research and development is an important part of the Company's strategy of developing better products and more effective methods of seed treating, chemical transfer and application.

    Currently, the Company employs approximately 100 full-time employees, including 34 professional sales people. The Company's number of employees expand to nearly 200 persons during the peak season of the spring and summer months. The Company has over 4,000 accounts and has traditionally served North Dakota, South Dakota, Minnesota and Montana. In 1995, the Company expanded its business to include accounts in Kansas and the Canadian provinces of Manitoba, Saskatchewan and Alberta. The Company maintains retail and warehouse outlets in the Minnesota towns of Hallock, Crookston, Ada and Moorhead and in the North Dakota towns of Grafton, Minot and Grand Forks.

    On September 23, 1997, the Company commenced a public offering of its common stock pursuant to Regulation A adopted under the Securities Act of 1933, as amended (the "Regulation A Offering"), to raise a minimum of $2,500,000 during the first 180 days after the offering began. The maximum proceeds under the offering are $4,200,000. If completed, approximately $1,800,000 of the proceeds of the offering will be used for retiring term debt with the remaining net proceeds to be used for funding the Company's financing division, AGSCO Capital Resources, as well as for 1997 budget expenses.

    The Company was founded as a partnership in 1934 and became a corporation in 1948. The Company initially focused on fertilizer and pesticide sales and subsequently expanded to offer many agricultural products and services in the
Upper Midwest.   The Company's principal office is located at Route 1, Box 151A,
Grand Forks, North Dakota 58201 and its telephone number is (701) 775-5325.

OPERATING STRATEGY

    The Company's market strategy concentrates on the needs of its growers. As a regional company, it has been the Company's philosophy to provide innovative products and services to its customers. The Company maintains individual contact with over 4,000 customers which enables it to determine what products or services customers need to make better return on their investment. The Company's products and services include (i) DB Green Products for small grain seed treatment; (ii) Sun it II and Scoil - adjuvants that enhance the performance of selected herbicides; (iii) Custom Blend Products, - seed treatments and herbicides that are prescription blended for customers; (iv) Dustret Products for Potatoes - Low Dust formulas which help reduce customer exposure during product handling; (v) Chemical Air Delivery System, a mechanical pump replacement system; and (vi) AGSCO Capital Resources, which provides financing for growers' operating expenditure needs.

PRODUCTS AND SERVICES

AGRICULTURAL PRODUCTS

    AGSCO's product line consists of over 100 products including seeds, seed treatment, fungicides, insecticides, adjuvants, row crop and small grain herbicides. AGSCO not only distributes its own products but also distributes products of some of the world's largest chemical manufacturers, such as Agrevo USA Company, Albaugh Inc., BASF Corporation, Dupont Agricultural Products, ISK Biosciences Corporation, ELF Atochem North America, Inc., Gowan Company, Griffin Corporation, Novartis Crop Protection, Inc., Riverdale Chemical Company, Rohm & Haas Company, Rhone-Poulenc Ag Company and Valent USA Company. AGSCO distributes its products to dealer networks as well as directly to growers.

    On a national level, AGSCO supplies DB Green and Dustret Products to Helena Chemical Company ("Helena"). Because Helena's marketing group is national in scope, the Company believes Helena can bring AGSCO's products to areas outside of the Company's traditional marketing area. AGSCO manufactures and supplies Sun it II to American Cyanamid under an exclusive contract for the United States and Canada. AGSCO also supplies DB Green to United Agri Products in Canada, which then distributes AGSCO's products to a dealer network in Canada.

    Pricing of products and services are primarily market driven. The Company uses its own manufactured products and its Out-N-Back returnable container system as a way of distinguishing what it considers to be its priority products from the commodity products that the Company and other distributors buy from manufacturers. Product margins vary by product, usage and sales area. Margins on specialty products and priority products will range from 20% to 60% while margins of commodity products will range from 3% to 20%.

PRECISION FARMING SERVICES

    Through its division AGSCO Precision Farming Services, AGSCO offers soil sampling and field mapping services using the U.S. Global Positioning System. Additional services offered include data interpretation, professional recommendations and remote sensing/full service digital imaging. The division's precision information team provides recommendations and rate control data for variable rate fertilizer application with the Soilection-Registered Trademark- System and the TerraGator-Registered Trademark- System.

AG DEPOT WAREHOUSING SERVICES

    The Company provides warehousing services of agricultural chemicals for manufacturers, distributors and dealers at its AG DEPOT Distribution and Production Center ("AG DEPOT") located three miles south of Grand Forks. At the AG DEPOT, the Company also offers package and bulk storage, bulk packaging and refilling, returnable tank lease programs, tank cleaning and maintenance and inventory control services. The Company also has electronic dataface interchange capabilities with its suppliers and customer.

AGSCO CAPITAL RESOURCES

    The Company's service division, AGSCO Capital Resources, provides the Company's customers with assistance in the funding of operating lines or capital growth projects.

SAFETY PROGRAMS

    The Company is extremely committed to following safety standards and takes a very active approach in educating its staff regarding safety issues. For example, all of the Company's sales people have or are in the process of passing a certified crop advisor ("CCA") exam. The CCA program is a membership service of the American Society of Agronomy ("ASA") developed in cooperation with agribusinesses, retail dealers, cooperatives and manufacturers, state and national trade associations, the USDA and independent consultants. The requirements include passing a comprehensive international exam and a state, regional, provincial or local exam evaluating knowledge of soil fertility, soil and water management, integrated pest management and crop production.
Applicants are required to document their education and relevant work experience and agree to uphold the CCA code of ethics. To maintain the CCA status, a certificant must maintain 40 hours of continuing education every two years. Although the Company is not required to have its sales people pass the CCA, the Company believes the certification gives it a competitive advantage, as well as ensures the protection of its employees and customers. The Company sponsors monthly safety committee meetings and has established separate committees, such as the Hazard Training Committee and the Accident/Near Miss Review Committee, to deal with current and upcoming problems. One full-time person, certified in Emergency Response/Hazardous Waste, is employed in the safety/environmental/regulatory division.

    The Company utilizes safety procedures at its facility the AG DEPOT, which is a modern, state-of-the-art and environmentally friendly crop protection facility. The site's ventilation system has the capability of 100% air exchange in 26 minutes which is designed to ensure that upon detection, harmful or hazardous vapors are eliminated throughout the entire building. A CO2 fire prevention system has been installed in the building to help fight fires and 65,000 gallons of reserve water, along with a fire pump, are stored under the building for use if an external fire starts. In addition, an 80-foot truck scale is designed so chemicals may be dispensed and retrieved without the truck having to leave the scale. These features of the AG DEPOT demonstrate the Company's planning for and commitment to safety.

ENVIRONMENT PROTECTION AND QUALITY CONTROL PROGRAMS

    The Company is strongly committed to complying with various laws and government regulations concerning environmental matters and employee safety and health. United States federal environmental legislation having particular impact on the Company includes the Toxic Substances Control Act; the Federal Insecticide, Fungicide and Rodenticide Act; the Resource Conservation and Recovery Act; the Clean Air Act; the Clean Water Act; the Safe Drinking Water Act; and the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA," commonly known as "Superfund"), as amended by the Superfund Amendments and Reauthorization Act ("SARA"). The Company is also subject to the Occupational Safety and Health Act and regulations of the Occupational Safety and Health Administration ("OSHA") concerning employee safety and health matters. The Environmental Protection Agency ("EPA"), Department of Transportation ("DOT"), OSHA and other federal agencies have the authority to promulgate regulations which have an impact on the Company's operations. In addition to these federal activities, various states have been delegated certain authority under the aforementioned federal statutes. Many state and local governments have adopted environmental and employee safety and health laws and regulations, some of which are similar to federal requirements. State and federal authorities may seek fines and penalties for violation of these laws and regulations.

    The Company promotes long-term environmental protection and compliance programs that reduce and monitor emissions of hazardous materials into the environment, as well as to the remediation of identified existing environmental concerns. For this reason, the Company employs a full-time Environmental and Regulatory Manager.

    In 1989, the Company introduced the OUT-N-BACK service system which has become an integral part of the business of crop protection. A bulk handling system replaces the usage of non-returnable 2 1/2-gallon plastic jugs and 30-gallon drums with stainless steel returnable containers. Company sales representatives deliver and pick up the containers thereby eliminating the problems that farmers encounter when trying to dispose of the jugs and drums and preventing over one million plastic jugs from being burned or disposed of in landfills. A sophisticated bar coding system on the stainless steel containers allows Company personnel to track the product and containers from the time each container is filled until it is returned to the AG DEPOT where it is weighed, bar coded and prepared for re-use.

    The Company also utilizes the latest revolution in American agriculture known as Global Positioning Systems ("GPS") which is often referred to as "site-specific-farming" or "precision agriculture." This system utilizes practices designed to maximize the economic returns to the grower and minimize agriculture's impact on the environment. GPS is performed by mapping out an area of interest and probing a parcel of land to collect samples to be analyzed. Once the samples are analyzed, the correct products are applied to the field in differing amounts depending upon the soil nutrient level. This process is highly technical and utilizes satellites to determine the exact location the products are to be applied. GPS is cost effective because chemicals and fertilizers are not wasted and yields are improved due to the application of the proper products on the correct areas of the field.

    In 1996, the Company also started a new division, EN-DYN (Environmental Dynamics), with the intent to bring to the market products, services and processes that will have a significant impact on reducing or eliminating negative human and economic impacts on the environment. EN-DYN's mission statement reads, "Combining wisdom, common sense, economic sanity and technical and scientific expertise to maintain a healthy environment." The dynamics of new technologies designed to make the earth a more environmentally friendly place to live, while allowing mankind to be progressive in seeking technologies that make life better, is an exciting dimension of the global economy and one in which EN-DYN plans to be a positive factor.

    The Company is also involved with ISO 9000 which is a generic standard used to document, implement, and demonstrate quality management and assurance systems. Through ISO 9000, the Company will receive a registration certificate that identifies its quality system as being in compliance with the regulations. The Company believes this certification will enable it to compete more effectively domestically as well as internationally.

SALES AND MARKETING

    The Company's sales and marketing employees consist of one General Manager, two sales managers, a purchasing manager, 34 account managers and two technical support people. The Company's sales philosophy is "technical expertise and service go with the product." The Company's primary marketing area is North Dakota, Montana and Minnesota. Helena Chemical Company and American Cyanamid distribute the Company's products domestically outside of this region and United Agri Products distributes the Company's products internationally.

SEASONALITY

    The Company sales are very seasonal, paralleling the activities of its farm customers. During this concentration of sales, the Company may experience a backlog.

COMPETITION

    The Company encounters various types of competition, including price, delivery, service, performance, product innovation, product recognition and quality. The Company's primary competitors are the large national distributors. The Company competes against companies such as Cenex Land-of-Lakes, United Agri Products, Terra International Inc., J.R. Simplot Company/Simplot Soil Builders, Wilbur Ellis Company, West Central Chemicals Inc., Helena Chemical Company and Rosen's Inc. Other competitors include some independent chemical and fertilizer dealerships as well as some grain elevators that handle chemicals.

    The Company believes the diversified nature of its operations and its focus on the present and future needs of its customers has helped it grow while staying competitive. The size of the Company and the aggressive nature of its management team enable it to respond to the needs of its present and expanding customer base.

EMPLOYEES

    The Company currently employs approximately 100 permanent employees and several temporary employees. The Company's employment has a seasonal pattern and is greatest during the spring and summer months. The breakdown of employees is as follows:

    Sales                                             34
    Sales Management and Support                      18
    Executive Management                              5
    Production                                        9
    Out-N-Back Returnable Container Process           9
    Warehousing                                       13
    Administrative                                    17
    En-Dyn                                            1
    AGSCO Capital Resources                           2

    During the spring peak season, the Company adds approximately 100 temporary employees to the OUT-N-BACK, Warehousing and Sales Support areas.

INTELLECTUAL PROPERTY

    The Company owns one patent which relates to the Company's returnable container process called the OUT-N-BACK System. In addition, the Company maintains a number of trademarks and servicemarks under which it markets its products and services. The Company believes that its trademarks and servicemarks have been and will be useful in developing and protecting market recognition for its products and services.

    On February 26, 1997, the Company entered into a License Agreement with
NDSU Research Foundation, a corporation affiliated with North Dakota State University, Fargo, North Dakota, to manufacture and market certain new "high pH adjuvants for herbicidal compositions" patented by NDSU Research Foundation.
The Company has a 20-year exclusive license for these products and will pay a royalty to NDSU Research Foundation of 5% of net sales and 50% of any sublicense fees. The Company is subject to contractual obligations to use its best efforts to market the products and may lose its license in areas in which it does not market. Wide-scale testing will be undertaken in 1997; sales and marketing activities are expected to get underway in 1998 on this product. The patent was issued in May 1997.

    Although the Company believes that its patent and patent rights may have been useful in protecting its proprietary products and may be useful in protecting future products, the Company believes its ability to efficiently develop and sell its products on a timely-basis, whether patented or not, is more crucial to the Company's future success.

ITEM 2.  SELECTED HISTORICAL FINANCIAL AND OTHER DATA

    The following selected fiscal year financial data for the Company for its fiscal years ending October 31, 1992, 1993, 1994, 1995 and 1996, which should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Company's Financial Statements and Notes thereto included elsewhere in this document, has been derived from the financial statements of the Company prepared by Drees, Riskey & Vallager, Ltd., certified public accountants for the Company, Grand Forks, North Dakota. The financial data for the nine months ended July 31, 1996 and 1997 is unaudited, but in the opinion of management, reflects all adjustments of a normal recurring nature necessary for a fair presentation of financial position and results of operations. The results for the nine month period ended July 31, 1997 are not necessarily indicative of the results to be expected for the entire year. The pro forma financial data have not been audited.


                                                                         Fiscal Year
                                                                    Year Ended October 31,
                                          --------------------------------------------------------------------------

                                              1992           1993            1994            1995           1996
                                             ------          ------         ------         ------          ------
STATEMENTS OF OPERATIONS DATA
Revenue:
  Sales and Commercial Revenue            $ 19,959,134   $ 23,454,651   $ 27,812,015   $ 33,379,725   $ 40,331,881
  Less Cash Discounts                          (80,397)       (69,397)       (82,656)      (106,121)      (128,774)
                                          ------------   ------------   ------------   ------------   ------------
                                          $ 19,878,737   $ 23,385,254   $ 27,729,359   $ 33,273,604   $ 40,203,107
                                          ------------   ------------   ------------   ------------   ------------
Costs and Expenses:
  Cost of Sales                             15,183,131     18,143,991     21,714,616     26,573,260     32,781,072
  Operating Expense                          3,525,437      3,933,377      4,958,327      5,789,009      6,603,484
                                          ------------   ------------   ------------   ------------   ------------

Earnings from Operations:                    1,170,169      1,307,886      1,056,416        911,335        818,551

Other Income (Expense)                         (94,881)      (296,673)       (28,342)      (105,347)      (139,902)
                                          ------------   ------------   ------------   ------------   ------------

Earnings Before Income Taxes:                1,075,288      1,011,213      1,028,074        805,998        678,649

Provision for Income Taxes:                    439,267        428,917        408,435        339,453        297,559
                                          ------------   ------------   ------------   ------------   ------------

Net Earnings:                             $    636,021   $    582,296   $    619,639   $    466,535   $    381,090
                                          ------------   ------------   ------------   ------------   ------------
                                          ------------   ------------   ------------   ------------   ------------


                                                                     AT OCTOBER 31, 1997
                                          --------------------------------------------------------------------------
BALANCE SHEET DATA                            1992            1993           1994           1995            1996
                                             ------          ------         ------         ------          ------
  Current Assets                          $  7,148,944   $  8,563,689   $ 11,512,761   $ 16,218,039   $ 14,156,340
  Property and Equipment                     2,845,037      3,132,016      3,265,034      4,731,054      5,365,761
  Less Accumulated Depreciation             (2,025,022)    (2,151,290)    (2,371,946)    (2,744,042)    (3,301,597)
                                          ------------   ------------   ------------   ------------   ------------
    Net Property and Equipment                 820,015        980,726        893,088      1,987,012      2,064,164
  Other Assets                                 188,529         81,994        662,387        736,635        719,901
                                          ------------   ------------   ------------   ------------   ------------
  Total Assets                            $  8,157,488   $  9,626,409   $ 13,068,236   $ 18,941,686   $ 16,940,405

  Current Liabilities                        4,142,183      5,077,137      7,955,906     12,457,557      9,893,258
  Long-term Indebtedness                       350,000        375,000        454,227      1,435,374      1,617,302
  Shareholders' Equity                       3,665,305      4,174,272      4,658,103      5,048,755      5,429,845


                                             Nine Months Ended July 31,
                                           -----------------------------
OPERATIONS DATA                                1996            1997
---------------                               ------          ------
                                                     (unaudited)

Revenue:
  Sales and Commercial Revenue             $ 35,085,536    $ 37,696,513
  Less Cash Discounts                          (107,420)        (95,497)
                                           ------------    ------------

                                           $ 34,978,116    $ 37,601,016
Expenses:
  Costs of Sales                           $ 27,687,813    $ 29,918,418
  Operating Expense                           5,710,370       5,976,593
                                           ------------    ------------

Earnings from Operations                      1,579,933       1,706,005
Other Income (Expenses)                        (388,938)       (252,731)
                                           ------------    ------------

Earnings Before Income Taxes                  1,190,995       1,453,274
Provision for Income Taxes                     (506,173)       (617,230)
                                           ------------    ------------

Net Earnings                               $    684,822    $    836,044
                                           ------------    ------------
                                           ------------    ------------


                                                     At July 31,
                                           -----------------------------
BALANCE SHEET DATA                            1996             1997
------------------                            ----             ----
                                                     (unaudited)

Current Assets                             $ 22,098,521    $ 27,937,429
Property and Equipment                        5,377,943       5,779,173
Less Accumulated Depreciation                (3,149,217)     (3,745,248)
                                           ------------    ------------
  Net Property and Equipment               $  2,228,726    $  2,033,925
Other Assets                                    743,129         867,568
                                           ------------    ------------
Total Assets                               $ 25,070,376    $ 30,838,922
                                           ------------    ------------
                                           ------------    ------------

Current Liabilities                        $ 17,502,252    $ 23,438,719
Long-term Indebtedness                     $  1,840,038    $  1,134,312
Shareholders' Equity                       $  5,728,086    $  6,265,891

                       MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     AGSCO formulates and distributes agricultural chemicals and selected varieties of seeds, and manufactures assemblies for the handling of liquid chemicals and other liquids in closed systems. AGSCO serves approximately 4,000 customers in the states of North Dakota, Montana, Minnesota, South Dakota and Kansas as well as in the Canadian provinces of Manitoba, Saskatchewan and Alberta. The Company's products include seed treatments, fungicides, insecticides, adjuvants, row crop and small grain herbicides. The Company distributes its products directly to farmers, dealers and other distributors and manufacturers.

     The Company was founded as a partnership in 1934 and became a corporation in 1948. The Company initially focused on fertilizer and pesticide sales and subsequently expanded to offer many agricultural products and services in the Upper Midwest.

SEASONALITY

     The Company's business is very seasonal. Accordingly, its inventory, accounts receivable and working capital needs follow those of typical agriculture industries.

     - Prior to calendar year end, customers prepay for product they plan to buy in the succeeding year. As of January 1, 1997, The Company had a customer prepaid balance of $2,896,196.

     - Customers charge seed treatment products during the months of March, April and May, which become due as of June 15 of each year.

     - Customers charge for herbicides during the months of June and July, which become due as of August 15 of each year.

     - Customers charge for fungicides during the months of August and September, which become due as of October 15 of each year.

     The Company often receives payment after its customers receive payment from third parties. For example, a significant number of the Company's customers receive payment from American Crystal Sugar Company on November 15th of each year. This process happens every year and is factored in as part of the Company's cash flow.

     The Company's accounts receivable balance varies every year depending upon the timing of planting and harvest. Therefore, the Company has to adapt to the factors faced by its growers. The Company's policy is to have each grower make payment in full by November 30 of each growing season. The Company provides incentives to its sales employees to collect all of their accounts receivable charges by that date.

     The Company's collection period runs from prepaid to 150 days past due and averages 45 days. The Company's policy includes stamping the monthly statement with a reminder notice, collection letters, crop liens, assignments and attorney action.

RESULTS OF OPERATIONS

NINE MONTHS ENDED JULY 31, 1997 AND 1996

SALES AND COMMERCIAL REVENUE

     The Company's sales and commercial revenues result from the sale of agricultural chemicals, related small agricultural equipment, commercial application and commercial warehouse leasing.
     Total net sales and commercial revenue for the nine months ended July 31, 1997 were $37.6 million, a 7.4% increase from the nine months ended July 31, 1996. The increase in sales is primarily attributable to increased finished goods (commodity products) purchased and resold.

COSTS AND EXPENSES

     Gross margin decreased from 18.1% for the nine months ended July 31, 1996 to 17.6% for the nine months ended July 31, 1997. The decline in gross margin is the result of volume changes in the Company's product sales mix. The commodity products carry a smaller gross margin percentage than the Company's manufactured products (proprietary products).

     Operating expenses as a percent of net sales decreased from 13.6% for the nine months ended July 31, 1996 to 13.0% for the nine months ended July 31, 1997. Infrastructure building tapered off in the first nine months of 1997 relative to the previous five years. Operating expenses are beginning to reflect the economies of scale created with additional sales and commercial revenue.

EARNINGS FROM OPERATIONS

     Earnings from operations remained at 4.5% in both the fiscal 1996 and fiscal 1997 nine month periods. Due to the increase in net sales and commercial revenue, earnings from operations increased by $126,000 from July 31, 1996 to July 31, 1997.

OTHER INCOME (EXPENSE)

     Other expense decreased from an expense of 1.1% for the nine months ended July 31, 1996 to an expense of 0.3% for the nine months ended July 31, 1997. The decrease resulted from lower short-term borrowings through tighter Company controls on inventories and accounts receivables, which created $99,000 in interest expense savings.

EXTRAORDINARY ITEM

     The spring flood of 1997 in the Red River Valley caused a $138,000
extraordinary item for the nine months ended July 31, 1997.   The Company
believes that the majority of the flood expenses have been accounted for through the first nine months ended July 31, 1997.

EARNINGS BEFORE INCOME TAXES

     Earnings before income taxes increased by $262,000 from 3.4% for the nine months ended July 31, 1996 to 3.9% for the nine months ended July 31, 1997.

PROVISION FOR INCOME TAXES

     Due to no recent significant corporate tax code changes, the tax provision is set at an historical average rate of 42.5 % for the nine months ended July 31, 1997 with a comparable rate for the nine months ended July 31, 1996 of 42.2%.

NET EARNINGS

     Net earnings increased by $151,000 for the nine months ended July 31, 1996
as compared to the nine months ended July 31, 1997.   Earnings per share
increased $0.08 per share from $0.38 per share for the nine months ended July 31, 1996 to $0.46 per share for the nine months ended July 31, 1997.

YEARS ENDED OCTOBER 31, 1996, 1995 AND 1994

SALES AND COMMERCIAL REVENUES

     Net sales and commercial revenues increased 20.8% from fiscal 1995 to fiscal 1996 as a result of increased sales of the Company's proprietary products and of commodity products. Net sales and commercial revenues increased 20.0% from fiscal 1994 to fiscal 1995 as a result of these same factors.

COSTS AND EXPENSES

     Gross margin decreased to 18.5% in fiscal 1996 from 20.1% in fiscal 1995 as a result of lower margin commodity products accounting for a higher percentage of net sales and commercial revenues. Gross margins decreased from 21.7% in fiscal 1994 to 20.1% in fiscal 1995 a result of lower margin commodity products accounting for a higher percentage of net sales and commercial revenues.

     Operating expenses decreased from 17.8% of net sales and commercial revenues in fiscal 1994 and 17.4% in fiscal 1995 to 16.4% in fiscal 1996. Operating expenses declined as a percent over the three year period primarily as a result of the Company's increase in net sales and commercial revenue.

EARNINGS FROM OPERATIONS

     Earning from operations decreased from 3.8% of net sales and commercial revenue in fiscal 1994 and 2.7% of net sales and commercial revenue in fiscal 1995 to 2.0% of net sales and commercial revenue in fiscal 1996, primarily as a result of the Company's lower margin. In addition, over the three year period of 1994 to 1996, the Company continued to add facilities and employees to support the continued expansion of the Company's business and sales revenues.

OTHER INCOME (EXPENSE)

     Other income (expense) increased from an expense of $28,342 in fiscal 1994 to an expense of $105,347 in fiscal 1995 to an expense of $139,902 in fiscal 1996. Other income (expense) consisted primarily of bank borrowings to support the Company's working capital needs and increased as the Company's business level increased.

EARNINGS BEFORE INCOME TAXES

     Earnings before income taxes decreased from $1,028,074 or 3.7% of net sales and commercial revenue in fiscal 1994 to $805,998 or 2.4% in fiscal 1995 and to $678,649 or 1.7%. The decrease in earnings results from the Company's lower gross margin together with continued Company investment in infrastructure including additional facilities and employees.

PROVISION FOR INCOME TAXES

     Provision for income taxes increased from 39.7% in fiscal 1994 to 42.1% in fiscal 1995 to 43.8% in fiscal 1996 as a result of changing rates in the deferred tax calculation.

NET EARNINGS

     Earnings decreased from $619,639 in fiscal 1994 to $466,535 in fiscal 1995 to $381,090 in fiscal 1996 as a result of lower grow margin coupled with the Company's aggressive expansion and investment in infrastructure.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's current assets and current liabilities at July 31, 1997, October 31, 1996 and July 31, 1996 were as follows:

                       July 31, 1997  October 31, 1996  July 31, 1996
                       -------------  ----------------  -------------

Current assets          $27,937,429      $14,156,340     $22,098,521
Current liabilities     $23,438,719      $ 9,893,258     $17,502,252
Current ratio                  1.19             1.43            1.26

     Maintaining a current ratio greater than one enables the Company to remain current on its short-term indebtedness.

     At July 31, 1997 the Company had long-term debt of $1.1 million as compared to long-term debt of $1.6 million at October 31, 1996 and $1.8 million at July 31, 1996. Likewise, the Company had at July 31, 1997 $6.3 million in shareholders' equity as compared to $5.4 million in shareholders' equity at October 31, 1996 and $5.7 million at July 31, 1996.

     The Company has entered into a revised loan agreement dated July 21, 1997, with three banks: First American Bank, National Association; First National Bank of North Dakota; and Norwest Bank North Dakota, N.A., all of Grand Forks, North Dakota. Under said loan agreement, the Company may borrow up to $12,000,000 to meet its seasonal operating needs through September 23, 1997, and thereafter the Company may borrow up to $10,300,000.

     The terms of the loan agreement provide that the Company borrowings must be repaid or refinanced by April 1, 1998, with an interest rate equal to the New York prime rate as published in THE WALL STREET JOURNAL and requires the Company to continue to meet certain financial covenants, including maintaining a tangible net worth of not less than $5,750,000 (including the net worth of Ag Park LLC); maintaining a current ratio (the ratio of current assets to current liabilities) of not less than 1.2 to 1 at the end of each calendar month; maintaining a maximum ratio of total indebtedness to tangible net worth of not less than 2.5 to 1 as of the end of each fiscal year and, except for loans to Ag Park LLC, not to make or permit loans to any subsidiaries, shareholders, or affiliates in excess of $50,000 in the aggregate. The Company is currently in compliance with all of loan covenants and, in the opinion of in the opinion of management, will remain in compliance with the loan covenants.

     The Company believes that existing cash, cash equivalents and funds available under the loan agreement will be sufficient to fund its working capital and capital resource needs for the next 12 months.


ITEM 3.   PROPERTIES

     The Company has long-term leases for the AG DEPOT, which is the distribution and production center located three miles south of Grand Forks, North Dakota, and for the Grafton office, which is an office and warehousing facility located west of the city limits of Grafton, North Dakota. The AG DEPOT has over 60,000 square feet of storage and bulk handling capacity, and is equipped with the most sophisticated safety features available today. The Company leases the AG DEPOT and Grafton facilities from Ag Park LLC, a North Dakota limited liability company owned by the controlling shareholders of the Company. The AG DEPOT lease has a term of 20 years from January 1, 1997 with a minimum monthly rent of $39,600. The current rent for calendar year 1997 is $41,500 per month. The Grafton office lease has a term of 15 years from March 15, 1997 with a minimum monthly rent of $1,300. The current rent for calendar year 1997 is $1,300 per month. The Company believes that the rent it pays on the AG DEPOT and Grafton facilities are fair and reasonable to the Company and are competitive with rents charged for similar facilities in each locality by landlords with no relationship to the tenant.

     In addition to the AG DEPOT and Grafton facilities, the Company owns or leases the following facilities:


Location                     Description                         Size           Lease/Own
--------                     -----------                         ----           ---------
Falconer Township, Grand     Steel Buildings for Warehousing     12.50 acres       Own
  Forks County, North        Chemical and Equipment
  Dakota                     Production

Ada, Noman County,           Sales, Shop and Warehousing         8,500 sq. ft.     Own
  Minnesota                  Buildings

Hallock, Kittson County,     Office, Warehouse and               5,000 sq. ft.     Own
  Minnesota                  Anhydrous Plant

Minot, Ward County,          Office and Warehouse                9,500 sq. ft.     Own
  North Dakota

Moorhead, Clay County,       Office and Warehouse                .60 acres         Own
  Minnesota

Crookston, Minnesota         Office and Storage Facility         4,000 sq. ft.    Lease


    The Company's Mill Road facility in Grand Forks was damaged by the April 1997 Red River flood, which damage resulted in additional relocation and replacement expenses estimated at $138,000 as of July 31, 1997. The Company intends to build or lease a new corporate headquarters outside the flood plain adjacent to its leased AG DEPOT facility in Grand Forks and to add warehouse and production space to the AG DEPOT (estimated cost of $2,000,000) and to lease a new Moorhead, Minnesota, sales facility during 1998. Otherwise, the Company has no present plans for property improvements or development. The Company believes that its properties are adequately insured for casualty loss.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The Company's Articles of Incorporation authorize 10,000,000 shares of Common Stock, $.10 par value. As of October 1, 1997, the Company had 1,815,000 shares of Common Stock outstanding. The following table sets forth certain ownership information as of October 1, 1997 with respect to the Common Stock for
(i) those persons who directly or indirectly own, control or hold with the power to vote 5% or more of the outstanding Common Stock, (ii) each of the directors and named executive officers of the Company, and (iii) all directors and officers as a group. These amounts are not adjusted to reflect shares that may be sold in the Company's Regulation A Offering.


                                                COMMON STOCK            PERCENT OF
     BENEFICIAL OWNER                        BENEFICIALLY OWNED     OUTSTANDING SHARES
     ----------------                        ------------------     ------------------
     David J. Glessner
     901 Chestnut Street
     Grand Forks, ND 58201                        236,500(1)              13.0%

     Matthew J. Glessner
     2204 4th Avenue East
     West Fargo, ND 58078                         228,800(2)              12.6%

     L. Russell Brown
     255 Elks Drive
     Grand Forks, ND 58201                           210,650              11.6%

     Randy R. Brown
     425 Terrace Drive
     Grand Forks, ND 58201                           206,800              11.4%

     Beverly J. Glessner
     1514 7th Street South
     Fargo, ND 58103                                 205,150              11.3%

     Timothy L. Brown
     1201 23rd Street South
     Grand Forks, ND 58201                           199,100              11.0%

     Constance L. Brown
     255 Elks Drive
     Grand Forks, ND 58201                           143,550               7.9%

     John R. Glessner Testamentary Trust
     901 Chestnut Street
     Grand Forks, ND 58201                           135,850               7.5%
     (Co-Trustees David J. Glessner and
            Matthew J. Glessner)

     W. Lisa Salyer
     3601 Cherry Street
     Grand Forks, ND 58201                            62,700               3.5%

     James Champion
     12801 South 86th Avenue
     Palos Park, IL 60464                                -0-                  *

     By all Officers and Directors as a group
     (7 persons):                                  1,008,700             55.58%

     ----------
     *   Less than one percent.

(1) Includes 135,850 shares held by the John R. Glessner Testamentary Trust of which Mr. David Glessner is a Trustee. Mr. David Glessner is a beneficiary of 27,170 shares of the Trust but disclaims beneficial ownership to the remaining 108,680 shares.

(2) Includes 135,850 shares held by the John R. Glessner Testamentary Trust of which Mr. Matthew Glessner is a Trustee. Mr. Matthew Glessner is a beneficiary of 27,170 shares of the Trust but disclaims beneficial ownership to the remaining 108,680 shares.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

    The executive officers and directors of the Company and their ages as of October 1, 1997 are as follows:

    NAME                   AGE         POSITION WITH COMPANY
    ----                   ---         ---------------------

L. Russell Brown            62   Chairman of the Board, Treasurer and Advisor
Randy R. Brown              38   President, Chief Executive Officer and Director
Timothy L. Brown            36   Executive Vice President and Director
David J. Glessner           31   Chief Financial Officer, Secretary and Director
Matthew J. Glessner         29   Director and Manager, AGSCO Capital Resources
W. Lisa Salyer              34   Director
James Champion              51   Director

    The following is a brief summary of the business experience of each of the executive officers and directors of the Company:

    L. RUSSELL BROWN. Mr. Brown started at AGSCO in 1959 in the Sales Division, in Watertown, South Dakota. He returned to Grand Forks in 1962 and became the Sales Manager at AGSCO. In 1976, Mr. Brown was named the President and CEO of AGSCO and served in that position until 1995 when the continuation of a planned transition moved Randy R. Brown into the Presidency of the Corporation and Russell Brown retained the title of CEO. Mr. Brown has been a director of the Company since 1962.

    In 1995, Mr. Brown received the Builder of the Valley Award from the Minnesota Red River Valley Development Association, was awarded the Grand Forks Small Business Person of the Year from the Grand Forks Chamber of Commerce, was awarded the North Dakota Business Innovator of the Year from the Center for Innovation, University of North Dakota. In 1996, Mr. Brown was named the North Dakota Small Business Person of the Year from the United States Small Business Administration, was awarded the First Annual Tibbets Award from the United States Small Business Administration, and was awarded the Community Service Award from the Chemical Producers and Distributors Association.

    Mr. Brown currently serves on the following Board of Directors: AGSCO, Inc., First American Bank, Inter Industry Insurance, Ltd., RRV Winter Shows Foundation, and the Center for Innovation & Business Development. Mr. Brown attended the University of Idaho from 1953-1954 and attended the University of North Dakota from 1956-1959.

    RANDY R. BROWN. Mr. Brown started at AGSCO in 1978 in Havre, Montana, as a Sales Representative. Mr. Brown returned to Grand Forks in 1986 to join the management staff as Sales Manager. In 1992, Mr. Brown was named Vice President of Sales & Marketing. In 1995, Mr. Brown took over the Company as President; and in 1997, Mr. Brown took on the additional responsibilities of CEO. Mr. Brown has been a director of the Company since 1994.

    Over the years Mr. Brown has served on a multitude of boards both regionally and nationally. At present, Mr. Brown is on the board of the Grand Forks Chamber of Commerce and serves on the North Dakota State Advisory Committee of the Manufacturers Technology Partnership. Mr. Brown is also involved in several Chemical Manufacturers advisory councils. Mr. Brown attended High School in Grand Forks, North Dakota, from 1974-1977.

    TIMOTHY L. BROWN. Mr. Brown started with AGSCO in 1981 in Glendive, Montana, as a Sales Representative. Mr. Brown returned to Grand Forks in 1985 as Environmental and Regulatory Manager. In 1987, Mr. Brown was named Production Manager but still retained all previous duties. In 1990, Mr. Brown was named Operations Manager. In 1994, Mr. Brown was named Vice President of Operations and in 1996 Executive Vice President. Mr. Brown has been a director of the Company since 1994.

    Mr. Brown attended Red River High School in Grand Forks, North Dakota, from 1977-1979 and attended the University of Minnesota at Crookston from 1980-1981. Mr. Brown has served on the board of the Greater Grand Forks Safety Council and is past Chairman of the Board. Mr. Brown currently holds a position on the Board of the Chemical Producers and Distributors Association (CPDA).

    DAVID J. GLESSNER. Mr. Glessner received his Bachelors of Business Administration with the major being Financial Management from the University of North Dakota (UND) in December of 1989. During his tenure at UND, Mr. Glessner was very active in Student Government, culminating by being elected Student Body President. Currently, Mr. Glessner is pursuing a Masters of Business Administration (MBA) at UND.

    Mr. Glessner has diversified work experiences including founding and operating a successful restaurant and catering partnership in Detroit Lakes and Dunvilla, Minnesota, from 1986 through 1990. Mr. Glessner began working for Applebee's International, Incorporated in 1990 and worked in various Minneapolis-St. Paul, Minnesota, urban and suburban locations. Mr. Glessner was General Manager for the St. Paul location before moving to AGSCO.

    Mr. Glessner was elected to AGSCO's Board of Directors in 1992 and joined the Company in 1994 as Human Resources Manager. In 1995, Mr. Glessner also became Precision Farming Manager. Currently, Mr. Glessner is Chief Financial Officer.

    MR. MATTHEW J. GLESSNER. Mr. Glessner graduated from Mayville State University, Mayville, North Dakota, in 1991 with a Bachelor of Science in Education (majoring in mathematics and
business).   Mr. Glessner taught mathematics in the West Fargo (North Dakota)
Public Schools from 1992 until 1996. During his employment at West Fargo, Mr. Glessner was a member on the Long Range Technology Committee. Mr. Glessner started employment with En-Dyn, a division of AGSCO, in 1996 as Field Remediation Manager. Currently, Mr. Glessner is the manager of the Capital Resource division of AGSCO. Mr. Glessner has passed the licenses for Series 7 (General Securities Representative), Series 24 (General Securities Principal) and Series 63 (Uniform Securities Agent State Law Exam). Mr. Glessner has been a director of the Company since 1994.

    W. LISA SALYER. Ms. Salyer ran her own business from May 1990 through May 1996 before coming to AGSCO in June of 1996 to work for their new division, EN-DYN. Ms. Salyer's main area was searching for technology transfers from federal labs, universities, or private corporations that would be available to us for commercialization. Currently, Ms. Salyer has moved from the EN-DYN division to working with Investor Relations. Ms. Salyer attended Aaker's Business College in 1982-1983. Ms. Salyer has been a director of the Company since 1994.

    JAMES CHAMPION. Mr. Champion graduated in 1967 from Western Michigan University. Since 1971, he has been employed with Riverdale Chemical Company where he has served as President since 1981. He is currently Chairman of the Board and President of Riverdale Chemical Company. Mr. Champion also served as a Captain in the United States Army and has served as a member of the Board of Directors of the Midwest Agricultural Chemical Association and the Chemical Producers Association. Mr. Champion is currently the director and Chairman of RISE (Responsible Industry for a Sound Environment). Mr. Champion is also on the Board of Advisors of Dober Chemical Company and the Board of Directors of Heritage Community Bank. Mr. Champion has been a director of the Company since September 1997.

ITEM 6.  EXECUTIVE COMPENSATION.

COMPENSATION SUMMARY

    The following table shows the compensation earned for services rendered in all capacities to the Company by the President and the other most highly compensated executive officer of the Company whose salary and bonuses exceeded $100,000 for the year ended October 31, 1996 (the "Named Executive Officers"):


                          SUMMARY COMPENSATION TABLE FOR FISCAL YEAR 1996
                                        ANNUAL COMPENSATION
                                        -------------------

     NAME AND                                             OTHER ANNUAL        ALL OTHER
PRINCIPAL POSITION              SALARY        BONUS       COMPENSATION        COMPENSATION
------------------              ------        -----       ------------        ------------
Randy R. Brown                $ 77,330      $168,191      $  7,565(1)          12,059(2)
  CEO/President
Timothy L. Brown                70,152       158,191         7,464(3)          12,059(2)
  Executive Vice President
L. Russell Brown                97,112       120,000           844(4)         $12,059(2)
  Treasurer

------------------


(1) Consists of $844 for automobile use and $6,812 for other miscellaneous taxable benefits.
(2) Consists of $8,059 contributions each to the Company's Employees Profit Sharing Plus Plan and $4,000 in Board Fees.
(3) Consists of $844 for automobile use and $6,620 for other miscellaneous taxable benefits.
(4) Consists of $844 for automobile use.

OPTION GRANTS

    The Company made no option grants to the Named Executive Officers during the fiscal year ended October 1996 and has no options outstanding.

EMPLOYMENT AGREEMENTS

    None of the executive officers and directors of the Company are parties to any employment or severance agreements.

COMPENSATION OF DIRECTORS

    The Company pays members of its Board of Directors who are not employees of the Company an annual fee of $4,000.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Not Applicable.

BOARD COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

    For fiscal 1996, all decisions on compensation of the Company's executives were made by the full Board of Directors. There was no formal Compensation Committee for fiscal 1996.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    The following officers, directors, key personnel or principal shareholders are related by blood or marriage, as described below:

    Randy R. Brown, Timothy L. Brown and W. Lisa Salyer - are siblings and the children of L. Russell Brown - Father.
    David J. Glessner and Matthew J. Glessner are brothers - and nephews of L. Russell Brown.

    As of October 31, 1996 the 15 shareholders of AGSCO own 100% of Ag Park
LLC. Ag Park LLC, owns the AG DEPOT warehousing facility and the Grafton sales office and warehousing facility. AGSCO, Inc., has long-term leases with Ag Park LLC, for both of these facilities. These leases are triple net leases, with AGSCO, Inc., responsible for payment of all taxes, insurance and maintenance.

    AGSCO, Inc., has a long-term note, at prime plus 1%, due from Ag Park LLC, at such time as Ag Park LLC, has paid its loan commitment (on the AG DEPOT facility) to the Small Business Association.

    Mr. James Champion, who commenced serving as a director of the Company on September 22, 1997, is President and Chairman of Riverdale Chemical Company. The Company in the past has bought products from Riverdale Chemical Company and anticipates that it may buy additional product from Riverdale Chemical Company in the future.

    The Company believes the terms of the transactions with Ag Park LLC, were no less favorable to the Company than would have been obtained from an unaffiliated third party to similar transactions. All future material affiliated transactions and loans will be made or entered into on terms that are no less favorable to the Company than those that can be obtained from unaffiliated parties. In addition, all future material affiliated transactions and loans will be approved by a majority of the Company's independent directors who do not have an interest in the transaction. On September 22, 1997, the Company added an additional director, Mr. Champion, who is not affiliated with Ag Park LLC.

    From time to time the Company has borrowed sums from officers for working capital purposes. As of October 31, 1996, the Company had notes payable outstanding to Mr. L.A. Brown and Mr. L. Russell Brown in the amounts of $375,000 and $130,000, respectively. The interest rate on these notes are prime and 1% over prime, respectively.

    No company debt is personally guaranteed or co-signed by any of the Company's officers, directors, key personnel or 10% shareholders.

ITEM 8.  LEGAL PROCEEDINGS

    At the date of this Registration Statement, there is no pending or threatened litigation or administrative action which has had or may have a material effect on the Company's business, financial condition or operations.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

MARKET PRICE

    Prior to the Company's Regulation A Offering, the Company was privately-held. Accordingly, there is no established public market for the Company's Common Stock. The Company intends to file an application for quotation on the Nasdaq SmallCap Market or the Nasdaq National Market System at such time as the Company believes it is eligible for quotation on either systems.

HOLDERS

    As of October 1, 1997, the Company had issued and outstanding 1,815,000 shares of Common Stock held by 15 holders of record.

DIVIDENDS

    The Company had retained earnings of $4,341,722 as of October 31, 1996, which under North Dakota law would legally be available to pay dividends. The Company has not, however, paid dividends on its common stock since 1994 and has no plans to do so at this time.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

    Except as noted below, the Company has not sold any securities in the past three years. On September 23, 1997, the Company commenced a public offering of a minimum of 277,778 and a maximum of 466,667 shares of its common stock pursuant to Regulation A adopted under the Securities Act of 1933, as amended. As of October 27, 1997, the Company had not yet achieved the minimum.

ITEM 11. DESCRIPTION OF COMPANY'S SECURITIES TO BE REGISTERED.

    The Company is authorized to issue 10,000,000 shares of Common Stock, $.10 par value per share. As of October 1, 1997, 1,815,000 shares of Common Stock were outstanding.

COMMON STOCK

    Each share of Common Stock is entitled to one vote on all matters submitted to a vote of shareholders. The Common stock does have cumulative voting rights, but does not have any preemptive rights.

ITEM 12. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

    Section 5.01 of the Company's Bylaws provides that no director shall be personally liable to the Company or to its shareholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the laws of the State of North Dakota, as amended. The Bylaws also provide that any person who at any time shall serve or shall have served as a director, officer or employee of the Company, or of any other enterprise at the request of the Company, and the heirs, executors and administrators of such person shall be indemnified by the Company in accordance with, and to the fullest extent permitted by, the provisions of the North Dakota Century Code, as it may be amended from time to time.

    Section 10-19.1-91 of the North Dakota Business Corporation Act provides that a corporation shall indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person against judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding, if, with respect to the acts or omissions of the person complained of in the proceeding, the person:

(1) Has not been indemnified by another organization or employee benefit plan for the same judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions;

(2) Acted in good faith;

(3) Received no improper personal benefit and section 10-19.1-51, if applicable, has been satisfied;

(4) In the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and

(5) In the case of acts or omissions occurring in the official capacity described in paragraph 1 or 2 of subdivision b of subsection 1, reasonably believed that the conduct was in the best interests of the corporation, or in the case of acts or omissions occurring in the official capacity described in paragraph 3 of subdivision b of subsection 1, reasonably believed that the conduct was not opposed to the best interests of the corporation. If the person's acts or omissions complained of in the proceeding relate to conduct as a director, officer, trustee, employee, or agent of an employee benefit plan, the conduct is not considered to be opposed to the best interests of the corporation if the person reasonably believed that the conduct was in the best interests of the participants or beneficiaries of the employee benefit plan.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

    The financial statements and supplemental data required by this Item 13 follow the index of financial statements appearing at Item 15 of this Form 10.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

    Not applicable.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

FINANCIAL STATEMENTS
    The following Financial Statements are filed as part of this Form 10:

         Independent Auditors' Report of Drees, Riskey & Vallager, Ltd.

         Balance Sheets as of October 31, 1995 and 1996

         Statements of Operations for the years ended October 31, 1994, 1995 and 1996

         Statements of Changes in Shareholders' Equity for the years ended October 31, 1994, 1995 and 1996

         Statements of Cash Flows for the years ended October 31, 1994, 1995

         Notes to Financial Statements for the years ended October 31, 1994, 1995 and 1996

         Balance Sheet as of July 31, 1997 (unaudited)

         Statement of Operations for the nine months ended July 31, 1996 and 1997 (unaudited)

         Statement of Cash Flows for the nine months ended July 31, 1996 and 1997 (unaudited)

         Notes to unaudited financial statements

                             INDEPENDENT AUDITORS' REPORT



To the Board of Directors and
  Stockholders of Agsco, Inc.
Grand Forks, North Dakota


We have audited the accompanying balance sheets of Agsco, Inc., as of October 31, 1995 and 1996, and the related statements of operations, stockholders' equity, and cash flows for the years ended October 31, 1994, 1995 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Agsco, Inc., as of October 31, 1995 and 1996, and the results of its operations and its cash flows for the years ended October 31, 1994, 1995 and 1996 in conformity with generally accepted accounting principles.

                                   DREES, RISKEY & VALLAGER, LTD.


                                   Certified Public Accountants
December 10, 1996
Grand Forks, North Dakota

                                     AGSCO, INC.
                                    BALANCE SHEETS
                              OCTOBER 31, 1995 AND 1996

                                                     1995           1996
                                                  -----------    -----------
                                        ASSETS
                                        ------

CURRENT ASSETS:
  Receivables
     Trade accounts (net of allowance
       for doubtful accounts 1995 -
       $80,000; 1996 - $80,000)                  $ 5,722,783      $ 5,511,091
     Note - Ag Park LLC
     Employee accounts                                 5,876           24,717
     Other receivables                             2,481,373        3,522,140
     Income tax refund                               168,621          115,357
                                                 -----------      -----------
                                                   8,378,653        9,173,305
                                                 -----------      -----------

 Inventories                                       7,527,257        4,798,155
                                                 -----------      -----------

 Prepaid expenses                                    146,485           82,514
                                                 -----------      -----------

 Deferred income taxes                               165,644          102,366
                                                 -----------      -----------

          Total current assets                    16,218,039       14,156,340
                                                 -----------      -----------

PROPERTY AND EQUIPMENT                             4,731,054        5,365,761
 Less accumulated depreciation                    (2,744,042)      (3,301,597)
                                                 -----------      -----------
     Net property and equipment                    1,987,012        2,064,164
                                                 -----------      -----------

OTHER ASSETS:
 Note - Ag Park LLC                                  629,166          598,892
 Cash surrender value of life
     insurance policies                              107,469          121,009
                                                 -----------      -----------
       Total other assets                            736,635          719,901
                                                 -----------      -----------

TOTAL ASSETS                                     $18,941,686      $16,940,405
                                                 -----------      -----------
                                                 -----------      -----------

                         LIABILITIES AND STOCKHOLDERS' EQUITY
                         ------------------------------------

CURRENT LIABILITIES
 Short-term notes payable                        $ 8,674,000      $ 5,262,000
                                                 -----------      -----------

 Current installments of long-term debt              317,143          545,772
                                                 -----------      -----------

 Excess of outstanding checks
 ($465,640 and $825,127, respectively)
 over cash on deposit                                134,415          249,378
                                                 -----------      -----------

 Notes payable-officer                                     0          130,000
                                                 -----------      -----------

 Accounts payable                                  1,872,402        2,428,792
                                                 -----------      -----------

 Customer credit balances                            376,874          256,249
                                                 -----------      -----------

                                     AGSCO, INC.
                                    BALANCE SHEETS
                              OCTOBER 31, 1995 AND 1996
                                     (CONTINUED)
                                                    1995             1996
                                                 -----------      -----------

 Accrued taxes:
     Payroll                                     $    51,960      $    74,506
     Sales                                             3,383            3,991
     Environmental                                   104,184           40,816
     Property                                         15,653           53,239
     Income
                                                 -----------      -----------
                                                     175,180          172,552
                                                 -----------      -----------

 Accrued salaries                                    554,176          613,515
                                                 -----------      -----------

 Accrued interest                                    100,287
                                                 -----------      -----------

 Other accrued expenses                              253,080          235,000
                                                 -----------      -----------

       Total current liabilities                  12,457,557        9,893,258
                                                 -----------      -----------

LONG-TERM LIABILITIES:
 Long-term indebtedness, excluding
     current installments                          1,027,353        1,169,611
 Notes payable-officer                               375,000          375,000
 Deferred taxes                                       33,021           72,641
                                                 -----------      -----------
       Total long-term liabilities                 1,435,374        1,617,302
                                                 -----------      -----------

 Total liabilities                                13,892,931       11,510,560
                                                 -----------      -----------

STOCKHOLDERS' EQUITY:
 Common stock:  10,000 shares authorized
     $100 par value, 3,300 shares issued
     and outstanding at October 31, 1995
     and 1996, respectively                          330,000          330,000

 Paid-in capital                                     758,123          758,123

 Retained earnings                                 3,960,632        4,341,722
                                                 -----------      -----------

       Total stockholders' equity                  5,048,755        5,429,845
                                                 -----------      -----------

TOTAL LIABILITIES AND STOCKHOLDERS'
EQUITY                                           $18,941,686      $16,940,405
                                                 -----------      -----------
                                                 -----------      -----------


The accompanying notes to financial statements are an integral part of this statement.

                                     AGSCO, INC.
                               STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED OCTOBER 31, 1994, 1995 AND 1996



                                                         1994                1995                1996
                                                     ------------        ------------        ------------
Sales and Commercial Revenue                          $27,812,015         $33,379,725         $40,331,881
 Less:  Cash discounts                                    (82,656)           (106,121)           (128,774)
                                                     ------------        ------------        ------------
Net sales and commercial revenue                       27,729,359          33,273,604          40,203,107
                                                     ------------        ------------        ------------

Cost of Sales:
          Total cost of sales                          21,714,616          26,573,260          32,781,072
                                                     ------------        ------------        ------------

Gross Profit                                            6,014,743           6,700,344           7,422,035
                                                     ------------        ------------        ------------

Operating Expenses:
 General plant                                            423,930             707,134             288,297
 Laboratory and research                                   69,720             105,459             101,846
 Selling expense                                        2,542,577           3,001,414           4,083,781
 General and administrative                             1,922,100           1,975,002           2,129,560
                                                     ------------        ------------        ------------
          Total operating expenses                      4,958,327           5,789,009           6,603,484
                                                     ------------        ------------        ------------

Earnings from Operations                                1,056,416             911,335             818,551
                                                     ------------        ------------        ------------

Other Income (Expenses):
 Accounts receivable service charges                      128,419             184,075             424,753
 Interest income                                            4,483              70,179              55,197
 Gain on sale of property and equipment                    17,467               2,409               3,135
 Interest expense                                        (196,207)           (470,331)           (589,477)
 Bad debts - net of recoveries                             49,919              97,999             (54,777)
 Royalties                                                (21,000)            (19,980)
 Hazardous site clean-up                                  (30,000)
 Other income                                              18,577              30,302              21,267
                                                     ------------        ------------        ------------
          Net other income (expenses)                     (28,342)           (105,347)           (139,902)
                                                     ------------        ------------        ------------

Earnings Before Income Taxes                            1,028,074             805,988             678,649
Provision for Income Taxes                                408,435             339,453             297,559
                                                     ------------        ------------        ------------

Earnings                                              $   619,639         $   466,535         $   381,090
                                                     ------------        ------------        ------------
                                                     ------------        ------------        ------------


The accompanying notes to financial statements are an integral part of this statement.

                                     AGSCO, INC.
                          STATEMENTS OF STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED OCTOBER 31, 1994, 1995 AND 1996




                                                         Common             Paid in            Retained
                                                          Stock             Capital            Earnings
                                                     ------------        ------------        ------------

BALANCE OCTOBER 31, 1993                              $   342,400         $   758,123         $ 3,073,749

Add Earnings for Year                                                                             619,639

Less Dividends                                                                                    (44,374)

Less Stock Retirement                                      (7,500)                                (83,934)
                                                     ------------        ------------        ------------

BALANCE OCTOBER 31, 1994                                  334,900             758,123           3,565,080

Add Earnings for Year                                                                             466,535

Less Stock Retirement                                      (4,900)                                (70,983)
                                                     ------------        ------------        ------------

BALANCE OCTOBER 31, 1995$                                 330,000            $758,123          $3,960,632
                                                     ------------        ------------        ------------

Add Earnings for Year                                                                             381,090

BALANCE OCTOBER 31, 1996                              $   330,000         $   758,123         $ 4,341,722
                                                     ------------        ------------        ------------
                                                     ------------        ------------        ------------



The accompanying notes to financial statements are an integral part of this statement.

                                     AGSCO, INC.
                               STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED OCTOBER 31, 1994, 1995 AND 1996




                                                               1994               1995                 1996
                                                          ------------        ------------        ------------

CASH FLOWS FROM (TO) OPERATING ACTIVITIES:
 Earnings                                                  $   619,639        $   466,535          $   381,090
 Non-cash items included in earnings:
     Depreciation                                              311,535            413,941              582,376
     Gain on sale of equipment                                 (17,467)            (2,409)              (3,135)
     Decrease (Increase) in deferred tax assets                (69,260)            22,074              102,898
 Changes in:
     Increase in receivables                                  (324,432)        (4,453,488)            (794,652)
     Increase in inventories                                (2,795,115)          (218,927)           2,729,102
     Increase in prepaid expenses                              (38,932)           (60,911)              63,791
     Increase (Decrease) in accounts payable                   112,803            (50,783)             556,390
     Increase (Decrease) in customer credit balances           321,797           (127,265)            (120,625)
     Increase (Decrease) in accrued expenses                   522,241           (143,971)             (61,656)
                                                          ------------        ------------        ------------
       Net cash provided (used) by operating activities     (1,357,191)        (4,155,204)           3,435,759
                                                          ------------        ------------        ------------

CASH FLOWS FROM (TO) INVESTING ACTIVITIES:
 Proceeds from sale of equipment                                26,329              7,820                3,135
 Purchase of equipment and land                               (232,759)        (1,513,276)            (659,528)
 Increase in cash surrender value of life insurance             (7,598)           (17,877)             (13,540)
 Advance made on notes receivable -
     Ag Park LLC                                              (602,563)           (26,603)              30,274
                                                          ------------        ------------        ------------
       Net cash used by investing activities                  (816,591)        (1,549,936)            (639,659)
                                                          ------------        ------------        ------------

CASH FLOWS FROM (TO) FINANCING ACTIVITIES:
 Change in excess of outstanding checks over
     cash on deposit                                           264,700           (130,285)             114,963
 Proceeds from note payable - officer                           70,000                                 238,000
 Payment on note payable - officer                                                (70,000)            (108,000)
 Retirement of common stock                                    (91,434)           (75,883)
 Dividends paid                                                (34,146)           (40,188)
 New borrowings:
     Short-term                                             14,520,000         20,927,000           20,946,000
     Long-term                                                                  1,500,000              700,000
 Debt reductions:
     Short-term                                            (12,873,000)       (16,250,000)         (24,358,000)
     Long-term                                                                   (155,504)             329,063)
                                                          ------------        ------------        ------------
       Net cash provided by financing activities             1,856,120          5,705,140           (2,796,100)
                                                          ------------        ------------        ------------
                                                          ------------        ------------        ------------

NET INCREASE (DECREASE) IN CASH                               (317,662)                                    -0-

CASH, BEGINNING OF YEAR                                        317,662                                     -0-
                                                          ------------        ------------        ------------

CASH, END OF YEAR                                          $       -0-        $       -0-          $       -0-
                                                          ------------        ------------        ------------
                                                          ------------        ------------        ------------


                                     AGSCO, INC.
                               STATEMENTS OF CASH FLOWS


                                                              1994               1995                 1996
                                                          ------------        ------------        ------------
SUPPLEMENTAL DISCLOSURES OF CASH
  FLOW INFORMATION:

     Non-Cash Investing and Financing Activities:
     -------------------------------------------
       Dividends declared - not paid                       $    40,188        $       -0-          $       -0-
                                                          ------------        ------------        ------------
                                                          ------------        ------------        ------------

     Other:
     -----
       Interest paid during the year                       $   187,738        $   405,898          $   689,764
                                                          ------------        ------------        ------------
                                                          ------------        ------------        ------------

       Income taxes paid during the year                   $   454,803        $   507,695          $   141,399
                                                          ------------        ------------        ------------
                                                          ------------        ------------        ------------

       Bad debts                                           $   193,162        $    69,955          $   108,009
                                                          ------------        ------------        ------------
                                                          ------------        ------------        ------------



The accompanying notes to financial statements are an integral part of this statement.

                                     AGSCO, INC.
                            NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED OCTOBER 31, 1994, 1995 AND 1996

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    NATURE OF BUSINESS

    Agsco, Inc., is a North Dakota corporation that manufactures and formulates seed treating materials, herbicides, adjuvants and application equipment. These products, as well as other brand name chemical products, are sold and distributed throughout several Midwestern states.

    During the years ended October 31, 1994, 1995 and 1996, one customer accounted for $2,983,144, $2,706,784 and $2,674,114, respectively.

    CASH AND CASH EQUIVALENTS

    For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

    INVENTORIES

    Inventories are generally stated at the lower of cost (first-in, first-out method) or market. Market is considered as the net realizable value.

    SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

    As of October 31, 1996, the Corporation's receivables were from individuals and companies in the agricultural industry. The Corporation has no policy requiring collateral. However, if a customer exceeds his credit limit or is chronically late with his payments, a lien is filed against the individual's or company's agricultural crop.

    The Company has a concentration of credit risk in its cash accounts, as balances normally exceed federal insurance limits.

    INCOME TAXES

    The Company accounts for income taxes in accordance with Statements of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires the use of the "liability method" of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the year's income taxable for Federal and State income tax reporting purposes.

    ACCOUNTS RECEIVABLE - TRADE

    Accounts receivable are carried at cost less an allowance for uncollectible accounts. The allowance is based on prior years' experience and management's analysis of possible bad debts.

AGSCO, INC.
NOTES TO FINANCIAL STATEMENTS

    DEPRECIATION

    The Company depreciates its property and equipment using accelerated and straight-line methods. The estimated useful lives are as follows:

                                                    Lives
                                                -------------

              Buildings                          20-40 Years
              Machinery and Equipment             3-15 Years
              Spur Trackage                          8 Years
              Automotive                           3-8 Years
              Out-n-Back                          5-11 Years
              Office Equipment                    3-10 Years
              Research Equipment                  5-10 Years

          USE OF ESTIMATES

          In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


NOTE 2 - OTHER RECEIVABLES

                                           1995                1996
                                        ----------          ----------

               Supplier rebates         $1,779,323          $1,993,014
               Purchase returns            696,194           1,118,344
               Miscellaneous refunds         5,856             410,782
                                        ----------          ----------

                                        $2,481,373          $3,522,140
                                        ----------          ----------
                                        ----------          ----------

NOTE 3 - INVENTORIES

The inventories at October 31, 1995 and 1996, are composed of the following:

                                           1995                1996
                                        ----------          ----------

               Raw material             $  517,159          $  691,702
               Work-in-progress            834,083             504,843
               Finished goods            6,176,015           3,601,610
                                        ----------          ----------

                                        $7,527,257          $4,798,155
                                        ----------          ----------
                                        ----------          ----------

AGSCO, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 4 - PROPERTY AND EQUIPMENT



Following is a summary of property and equipment owned by the Company at October 31, 1995 and 1996:

                                      1995                          1996
                                 ------------   ------------------------------------------
                                   Cost-Less                                   Cost-Less
                                  Accumulated                   Accumulated   Accumulated
                                  Description       Cost       Depreciation   Depreciation
                                 ------------   ------------   ------------   ------------

Land                              $   132,669    $   132,669    $              $   132,669
Buildings                              40,091        637,840        607,984         29,856
Machinery and equipment               836,626      1,819,206        963,407        855,799
Out-n-backs                           610,225      1,427,687        840,724        586,963
Automotive                            102,819        520,109        354,305        165,804
Office equipment                      263,748        786,051        493,517        292,534
Lab equipment                             834          4,953          4,414            539
Spur trackage                                         37,246         37,246
                                 ------------   ------------   ------------   ------------

                                  $ 1,987,012    $ 5,365,761    $ 3,301,597    $ 2,064,164
                                 ------------   ------------   ------------   ------------
                                 ------------   ------------   ------------   ------------



NOTE 5 - NOTE RECEIVABLE - AG PARK LLC

The Company has a note receivable from Ag Park LLC, a related party through common ownership. Ag Park LLC constructed a building which is leased to Agsco, Inc. The project cost $3.6 million of which 90% of the cost is financed by financial institutions and the remaining 10% is financed on a long-term basis by Agsco, Inc. The receivable of $598,892 consists of the 10% long-term investment and the additional land purchased at the Ag Park LLC site. The investment portion of the note carries an interest rate of 1% over prime. The remainder of the note carries an interest rate of prime. At the present time there is no formal repayment schedule. Repayment of the $360,000 long-term investment can not take place until Ag Park LLC, has settled its debt with the banks. Upon completion of the building Agsco, Inc., entered into a lease arrangement with Ag Park LLC for a period of 20 years with rents currently set at $38,000 per month.


NOTE 6 - CASE SURRENDER VALUE OF LIFE INSURANCE

Following is a summary of the life insurance policies owned by the Company:



                                             Type of         Face       Cash Surrender      Value
Policy #       Insured      Beneficiary     Insurance       Amount           1995           1996
------------   ----------    -----------     ----------    -----------   --------------  -----------

Equitable     L. Russell
  #38217124     Brown         Company       Whole-Life    $ 1,000,000    $    92,863    $    96,148
Equitable     Beverly
  #92045917     Glessner      Company       Whole-Life    $ 1,000,000         14,606         24,861
                                                                         -----------    -----------

       Total Cash Surrender Value                                        $   107,469    $   121,009
                                                                         -----------    -----------
                                                                         -----------    -----------


                                                                    F-10


AGSCO, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 7 - SHORT-TERM NOTES PAYABLE

Details relative to the Company's short-term indebtedness are as follows:

                                               Final                Balance
                                Interest      Maturity     --------------------------
     Payee                        Rate          Date          1995           1996
------------------------       --------      ---------     ----------     ----------

First Bank, Grand Forks           8.25%       03/01/97     $3,175,000     $1,503,427
First American Bank,
  Grand Forks                     8.25%       11/01/96      3,499,000      2,856,514
American Bank, Moorhead           8.25%       03/01/97      2,000,000        902,059
                                                           ----------     ----------

                                                           $5,262,000     $8,674,000
                                                           ----------     ----------
                                                           ----------     ----------


All of these notes are unsecured. The fair value of the long-term indebtedness is estimated based on the current rates offered to the Company for debt of the same remaining maturities. At October 31, 1995 and 1996, the fair value of the long-term indebtedness approximates the amounts recorded in the financial statement.


NOTE 8 - LONG-TERM INDEBTEDNESS

Details relative to the Company's long-term indebtedness as of October 31, 1995 and 1996, are as follows:



                                                                                                1996
                                                           Final                  ----------------------------
                                          Interest        Maturity      1995           Current
  Payee                  Collateral         Rate            Date        Total          Portion         Total
--------------------     -----------      ---------       ---------   ----------    -------------    ----------

First Bank               Unsecured           9.7%           3/98      $985,136        $212,745       $794,092
First Bank               Unsecured           8.3%           8/98       359,360         233,350        136,987
First American Bank      Unsecured          8.25%           3/97                        97,987        344,000
First National Bank      Unsecured          8.25%           3/97                        98,053        343,991
                                                                    ----------      ----------     ----------
                             ------------------
                                                                    $1,344,496      $1,715,433       $545,772
                                                                    ----------      ----------     ----------
                                                                    ----------      ----------     ----------


The principal portion of future payments on the above long-term debt at October 31, 1995, is as follows:

         Years ended October 31,
              1997                     $  545,772
              1998                      1,169,661
                                       ----------

         Total due                     $1,715,433
                                       ----------
                                       ----------

The fair value of the long-term indebtedness is estimated based on the current rates offered to the Company for debt of the same remaining maturities. At October 31, 1995 and 1996, the fair value of the long-term indebtedness approximates the amounts recorded in the financial statement.

AGSCO, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 9 - NOTES PAYABLE - OFFICER

                                                         Balance
                             Maturity  Interest  -----------------------
                               Date      Rate      1995           1996
                             --------  --------  --------       --------

L.A. Brown (Chairman of      12/31/96   prime    $375,000       $375,000
  Board)
L. Russell Brown (CEO)       07/16/97  1% over
                                        prime                    130,000
                                                 --------       --------

                                                 $375,000       $505,000
                                                 --------       --------
                                                 --------       --------

For financial statement purposes, these unsecured notes payable to L.A. Brown are classified as long-term because management anticipates renewal for an additional year.


NOTE 10 - PROFIT-SHARING PLAN

Agsco, Inc., is the sponsor of an employee profit-sharing plan. Larry A. Brown and L. Russell Brown are trustees for the plan. Any Agsco, Inc., employee is eligible for participation in the plan. Participation shall commence on the first day of the plan year in which the employee completes one year of eligible service, attain the age of twenty-one and performs 1,000 hours of service. An employee is fully vested after 7 years of service. Contributions to the plan as determined by the Board of Directors were $111,701, $117,066 and $50,915, respectively, for the years ended October 31, 1994, 1995 and 1996.

On February 1, 1991, Agsco, Inc., set up a 401K plan as part of its employee profit-sharing plan. Participation is elective on the anniversary date of the employee after one year of employment. Any employer contributions to the plan are fully vested. Their contributions for October 31, 1994, 1995 and 1996, were $ 88,299, $82,934 and $149,085, respectively. Matching contributions are made at the discretion of the Board of Directors.

AGSCO, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 11 - COMPONENTS OF INCOME TAXES

The components of the Company's provision for income taxes are as follows:




                                                          1994                1995                1996
                                                        ---------           ---------           ---------

     Current federal and state income taxes             $ 477,695           $ 317,379           $ 194,661
     Changes in deferred income taxes                     (69,260)             22,074             102,898
                                                                            ---------           ---------

     Provision for income taxes                         $ 408,435           $ 339,453           $ 297,559
                                                        ---------           ---------           ---------
                                                        ---------           ---------           ---------

Presentation of income taxes for financial statement purposes is as follows:

     Current federal and state income taxes             $ 477,695           $ 317,379           $ 194,661
     Less prepayments                                     456,000             486,000             310,018
                                                        ---------           ---------           ---------

                                                        $  21,695           $(168,621)          $(115,357)
                                                        ---------           ---------           ---------
                                                        ---------           ---------           ---------

     Income tax payable                                 $  25,103           $                   $
     Income tax refunds receivable                          3,408             168,621             115,357
                                                        ---------           ---------           ---------

                                                        $  21,695           $ 168,621           $ 115,357
                                                        ---------           ---------           ---------
                                                        ---------           ---------           ---------

Deferred tax liabilities consist of the following at October 31, 1995 and 1996:

Depreciation                                            $   9,227           $  33,021           $  72,641
                                                        ---------           ---------           ---------

     Gross deferred tax liabilities                     $   9,227           $  33,021           $  72,641
                                                        ---------           ---------           ---------
                                                        ---------           ---------           ---------


Deferred tax assets consist of the following at October 31, 1995 and 1996:

                                                            1994               1995                1996
                                                        ---------           ---------           ---------

Section 263(A)                                          $ 106,724           $ 108,444           $  67,166
Allowance for doubtful accounts                            35,200              35,200              35,200
Hazard clean-up                                            22,000
                                                        ---------           ---------           ---------

     Gross deferred tax assets                          $ 163,924           $ 165,644           $ 102,366
                                                        ---------           ---------           ---------
                                                        ---------           ---------           ---------


NOTE 12 - LEASES

Agsco, Inc., leases warehouse space form Ag Park LLC, a related party, for $38,000 per month. This 20 year lease began in February of 1995. The Company leases other warehouses, vehicles and equipment under various operating lease arrangements with varying expiration dates. total lease payments charged to expenses during 1994, 1995 and 1996 were $152,129, $708,127 and $924,554, respectively.

                                     AGSCO, INC.
                            NOTES TO FINANCIAL STATEMENTS

Minimum future lease payments for each f the next five years and in aggregate are:

     Years ending October 31,
            1997                                       $  734,129
            1998                                          657,848
            1999                                          549,002
            2000                                          507,471
            2001                                          477,364
                                                       ----------

                                                       $2,925,814
                                                       ----------
                                                       ----------


NOTE 13 - COMMITMENTS AND CONTINGENCIES

     LINES OF CREDIT

     At October 31, 1996, Agsco, Inc., had unused unsecured lines of credit available in the following amounts:

                                                       Total         Unused
                                   Expiration         Line of        Line of
                                      Date             Credit        Credit
                                   ----------       ----------     ----------

     First American Bank,
       Grand Forks, ND              03/01/97        $4,750,000     $1,893,486
     First Bank, Grand Forks, ND    03/01/97         2,500,000        996,573
     American Bank and Trust,
       Moorhead, MN                 03/01/97         1,500,000        597,941

GUARANTEES

Ag Park LLC, a related party, built a warehouse storage facility for agricultural products. The debt on that building of $3,025,550 on October 31, 1996, is guaranteed by Agsco, Inc.

                                     AGSCO, INC.

                           NINE-MONTH FINANCIAL STATEMENTS
                                    JULY 31, 1997
                                     (UNAUDITED)


     The financial statements for the periods ended July 31, 1996 and 1997, have been prepared by AGSCO, Inc., in accordance with generally accepted accounting principles on a basis consistent with prior year financial statements. In the opinion of management, the statements reflect the adjustments, which are of a normal recurring nature, necessary to present fairly the Company's financial position as of July 31, 1997, and the results of operations for the nine months ended July 31, 1997.

     These financial statements should be read in conjunction with the financial statements and notes for the years ended October 31, 1995 and 1996, appearing elsewhere in this Form 10.

     In the opinion of management, there are no developments requiring footnote disclosure for the periods covered by these financial statements that are not adequately disclosed by the footnotes to the October 31, 1996, statements, except the following:

     1. FLOOD LOSSES. The April 1997 Red River flood inundated the Company's corporate headquarters and warehouse facility located on Mill Road in Grand Forks, North Dakota. Uninsured losses are estimated at $138,000 as of July 31, 1997, but will not otherwise materially affect the ability of the Company to conduct business.

     2. NDSU RESEARCH FOUNDATION LICENSE AGREEMENT. On February 26, 1997, the Company entered into a License Agreement with NDSU Research Foundation, a corporation affiliated with North Dakota State University, Fargo, North Dakota, to manufacture and market certain new "high pH adjuvants for herbicidal compositions" patented by NDSU Research Foundation. The Company has a 20-year exclusive license for these products and will pay a royalty to NDSU Research Foundation of 5% of net sales and 50% of any sublicense fees. The Company is subject to contractual obligations to use its best efforts to market the products and may lose its license in areas in which it does not market.

                                     AGSCO, INC.
                                    BALANCE SHEET
                                    JULY 31, 1997

                                        ASSETS
                                                           1996         1997
                                                         --------     --------
CURRENT ASSETS:
 Receivables:
     Trade accounts (net of allowance for doubtful
       accounts)                                       13,549,993   15,936,533
     Employee accounts (Sales expense advances)             9,936       95,929
     Other receivables                                  1,126,683    2,655,202
                                                      -----------  -----------
       Total Receivables                               14,686,614   18,687,665
                                                      -----------  -----------
 Inventories                                            7,201,626    9,104,642
 Prepaid Expense                                           77,658      115,398
 Deferred Income Taxes                                    132,623       29,725
                                                      -----------  -----------
          Total Current Assets                         22,098,521   27,937,429
                                                      -----------  -----------

PROPERTY and EQUIPMENT:                                 5,377,943    5,779,173
 Less:  Accumulated Depr.                              (3,149,217)  (3,745,248)
                                                      -----------  -----------
       Net Property and Equipment                       2,228,726    2,033,925
                                                      -----------  -----------

OTHER ASSETS:
 Note - Ag Park LLC                                       635,660      746,559
 Cash surrender value of life insurance policies          107,469      121,009
                                                      -----------  -----------
       Total Other Assets                                 743,129      867,568
                                                      -----------  -----------
          Total Assets                                 25,070,376   30,838,921
                                                      -----------  -----------
                                                      -----------  -----------

                         LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
 Short-term Notes Payable                               6,439,000    4,413,000
 Current installments of long-term debt                   531,318      773,981
 Excess of outstanding checks over cash
     on deposit                                         3,581,014    6,480,392
 Accounts Payable                                       5,209,731    9,424,541
 Customer Credit Balances                                 412,481      582,487

                                                           1996         1997
                                                         --------     --------
 Accrued Taxes:
     Payroll                                               22,725       21,891
     Sales                                                  1,311        1,307
     Environmental                                         57,920       72,749
     Property                                              45,036       15,802
                                                      -----------  -----------
       Total Accrued Taxes                                126,992      111,749
                                                      -----------  -----------

 Accrued Salaries                                         617,812      967,618
 Accrued Interest                                          26,923       18,244
 Other Accrued Expenses                                   187,828      194,185
 Accrued Income Taxes                                     265,153      472,521
                                                      -----------  -----------
     Total Current Liabilities                         17,502,252   23,438,719
                                                      -----------  -----------

LONG-TERM LIABILITIES:
 Long-Term Debt                                         1,320,038      759,312
 Notes payable - officer                                  520,000      375,000
                                                      -----------  -----------
     Total Long-Term Liabilities                        1,840,038    1,134,312

          Total Liabilities                            19,342,290   24,573,032
                                                      -----------  -----------
                                                      -----------  -----------

STOCKHOLDERS' EQUITY:
 Common Stock:  10,000,000 shares authorized
     $.10 par value:  1,815,000 shares
       issued and outstanding                             330,000      181,500
 Paid-in Capital                                          758,123      906,623
 Retained Earnings                                      3,955,142    4,341,722
 Current Earnings                                         684,821      836,045
                                                      -----------  -----------
     Total Stockholders' Equity                         5,728,086    6,265,890
                                                      -----------  -----------
       Total Liabilities & Stockholders
         Equity                                        25,070,376   30,838,921
                                                      -----------  -----------
                                                      -----------  -----------

                                     AGSCO, INC.
                               STATEMENTS OF OPERATIONS
                                    JULY 31, 1997

                                                           1996         1997
                                                         --------     --------
 Sales and Commercial Revenue                         $35,085,536  $37,696,513
     Less:  Cash discounts                               (107,420)     (95,497)
                                                      -----------  -----------
       Net sales and commercial revenue                34,978,116   37,601,016
                                                      -----------  -----------

 Cost of Sales:
          Total cost of sales                          28,642,022   30,978,752
                                                      -----------  -----------

 Gross Profit                                           6,336,094    6,622,264
                                                      -----------  -----------

 Operating Expenses:
     General plant                                        229,785      120,358
     Laboratory and research                               70,440       70,747
     Selling expense                                    3,010,037    2,886,661
     General and administrative                         1,445,899    1,838,496
                                                      -----------  -----------
          Total operating expenses                      4,756,161    4,916,260
                                                      -----------  -----------

 Earnings from Operations                               1,579,933    1,706,005
                                                      -----------  -----------

 Other Income (Expenses):
     Accounts receivable service charges                  257,109      271,799
     Interest income                                       41,720       44,061
     Gain on sale of property and equipment                 2,550        7,575
     Interest expense                                    (383,224)    (286,514)
     Bad debts - net of recoveries                       (301,113)    (155,215)
     Royalties                                            (14,850)     (14,985)
     Other income (expense)                                 8,870       18,802
                                                      -----------  -----------
          Net other income/expense                       (388,938)    (114,477)
                                                      -----------  -----------

Earnings Before Extraordinary Items                     1,190,994    1,591,527

Extraordinary (loss) - 1997 flood                               0     (138,252)
                                                      -----------  -----------
Profit (loss) before tax                                1,190,994    1,453,275

Tax provision                                             506,173      617,230
                                                      -----------  -----------
 Profit (loss) after tax                                  684,821       36,045
                                                      -----------  -----------
                                                      -----------  -----------

AGSCO, INC.
                               STATEMENTS OF CASH FLOWS
                                  NINE MONTHS ENDED
                                    JULY 31, 1997


                                                           1996         1997
                                                         --------     --------
CASH FLOWS FROM (TO) OPERATING ACTIVITIES:
 Earnings                                                 684,821      838,045
 Non-cash items included in earnings:
     Depreciation                                         405,175      443,651
     Gain on Sale of Equipment                              2,550        7,575
     Decrease (Increase) in Deferred tax assets            33,021            0
 Changes in:
     (Increase) Decrease in Receivables                (6,307,961)  (9,514,360)
     (Increase) Decrease in Inventories                   325,631   (4,306,487)
     (Increase) Decrease in Prepaid Expenses               68,827      (32,884)
     Increase (Decrease) in Accounts Payable            3,337,329    6,995,749
     Increase (Decrease) in Customer Credit
       Balances                                            35,607      326,238
     Increase (Decrease) in Accrued Expenses              195,985      743,250
                                                      -----------  -----------
       Net cash provided (used) by operating
         activities                                    (1,414,999)  (5,244,470)
                                                      -----------  -----------

CASH FLOWS FROM (TO) INVESTING ACTIVITIES:
 Proceeds from Sale of Equipment                                0       19,348
 (Purchases) of Equipment and Land                       (646,889)    (413,412)
 Increase in cash surrender value of Life
   Insurance                                                    0            0
 (Advance made) Payment received on notes
     receivable - Ag Park LLC                              (6,494)    (147,667)
                                                      -----------  -----------
       Net cash used by investing activities             (653,383)    (541,730)
                                                      -----------  -----------

CASH FLOWS FROM (TO) FINANCING ACTIVITIES:
 Change in excess of outstanding checks over
     cash on deposit                                    3,446,599   (6,231,014)
 Proceeds from note payable - officer                           0            0
 (Payment) on note payable - officer                      145,000     (130,000)
 Retirement of Common Stock                                     0            0
 New Borrowings:
     Short-term                                         4,552,688   14,178,870
     Long-term                                            750,000      250,000
 Debt Reductions:
     Short-term                                        (6,737,688) (15,027,870)
     Long-term                                           (243,140)    (479,385)
                                                      -----------  -----------
       Net cash used by financing activities            1,913,459   (7,439,400)
                                                      -----------  -----------

NET INCREASE (DECREASE) IN CASH                                 0            0

CASH, BEGINNING OF YEAR                                         0            0
                                                      -----------  -----------

CASH, END OF PERIOD                                             0            0
                                                      -----------  -----------
                                                      -----------  -----------

LISTING OF EXHIBITS

    3.1   Restated Articles of Incorporation, as amended to date

    3.2   Bylaws, as amended to date

    10.1  Qualified Employee Stock Purchase Plan

    10.2 Lease Agreement between AG PARK LLC and the Company dated March 13, 1997, as amended, relating to all buildings, equipment, land and improvements on the real property described in Grand Forks County, North Dakota

    10.3 Lease Agreement between AG PARK LLC and the Company dated March 13, 1997, as amended, relating to all buildings, equipment, land and improvements on the real property described in Walsh County, North Dakota

    10.4  Loan Agreement dated as of June 14, 1996 and related Notes

    10.5 Loan Agreement - Amendment No. 4 dated as of July 21, 1997 and related Notes

    10.6 License Agreement dated February 26, 1997 between NDSU Research Foundation and the Company

    24.1  Power of Attorney (included on signature page hereof)

    27.1  Financial Data Schedule

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Grand Forks, State of North Dakota, on the 29th day of October, 1997.

                             AGSCO, INC.


                             By   /s/ Randy R. Brown
                                --------------------------------------
                                 Randy R. Brown
                                 Chief Executive Officer, President and Director


                                  POWER OF ATTORNEY

    The undersigned hereby constitute and appoint Randy R. Brown, our true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for us and in our stead, in any and all capacities, to sign any or all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute of substitutes may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on October 29, 1997 in the capacities indicated.

       Signature                 Title
       ---------                 -----

 /s/ L. Russell Brown            Chairman of the Board, Treasurer and Advisor
---------------------------
L. Russell Brown

 /s/ Randy R. Brown              President, Chief Executive Officer and Director
---------------------------
Randy R. Brown

 /s/ Timothy L. Brown            Executive Vice President and Director
---------------------------
Timothy L. Brown

 /s/ David J. Glessner           Chief Financial Officer, Secretary and Director
---------------------------
David J. Glessner

 /s/ Matthew J. Glessner         Director and Manager, AGSCO Capital Resources
---------------------------
Matthew J. Glessner

 /s/ W. Lisa Salyer              Director
---------------------------
W. Lisa Salyer

 /s/ James Champion              Director
---------------------------
James Champion